Exhibit 4.5
DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of Madison Square Garden Sports Corp. (the “Company,” “we,” “us,” and “our”) is not complete and may not contain all the information you should consider before investing in our capital stock. This description is summarized from, and qualified in its entirety by reference to, our articles of incorporation and bylaws, which have been publicly filed with the Securities and Exchange Commission. The terms of our capital stock may also be affected by the Nevada Revised Statutes (the “NRS”).
Our capital stock consists of 165,000,000 shares of capital stock, of which 120,000,000 shares are Class A common stock, par value $0.01 per share (the “Class A Common Stock”), 30,000,000 shares are Class B common stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), and 15,000,000 shares are preferred stock, par value $0.01 per share.
Class A Common Stock and Class B Common Stock
All shares of our Common Stock currently outstanding are fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class.
Voting
Holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. All actions submitted to a vote of stockholders are voted on by holders of Class A Common Stock and Class B Common Stock voting together as a single class, except for the election of directors and as otherwise set forth below. With respect to the election of directors, holders of Class A Common Stock vote together as a separate class and are entitled to elect 25% of the total number of directors constituting the whole board of directors (the “Board of Directors”) and, if such 25% is not a whole number, then the holders of Class A Common Stock, voting together as a separate class, are entitled to elect the nearest higher whole number of directors that is at least 25% of the total number of directors. Holders of Class B Common Stock, voting together as a separate class, are entitled to elect the remaining directors.
If, however, on the record date for any stockholders meeting at which directors are to be elected, the number of outstanding shares of Class A Common Stock is less than 10% of the total number of outstanding shares of both classes of Common Stock, the holders of Class A Common Stock and Class B Common Stock vote together as a single class with respect to the election of directors, and the holders of Class A Common Stock do not have the right to elect 25% of the total number of directors but have one vote per share for all directors and the holders of Class B Common Stock have ten votes per share for all directors.
If, on the record date for any stockholders meeting at which directors are to be elected, the number of outstanding shares of Class B Common Stock is less than 12 ½% of the total number of outstanding shares of both classes of Common Stock, then the holders of Class A Common Stock, voting as a separate class, continue to elect a number of directors equal to 25% of the total number of directors constituting the whole Board of Directors and, in addition, vote together with the holders of Class B Common Stock, as a single class, to elect the remaining directors to be elected at such meeting, with the holders of Class A Common Stock entitled to one vote per share and the holders of Class B Common Stock entitled to ten votes per share.
In addition, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Class B Common Stock, voting separately as a class, is required for the authorization or issuance of any additional shares of Class B Common Stock and for any amendment, alteration or repeal of any provisions of our articles of incorporation which would affect adversely the powers, preferences or rights of the Class B Common Stock. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding Common Stock entitled to vote. Our articles of incorporation do not provide for cumulative voting.

The Dolan family, including trusts for the benefit of members of the Dolan family (collectively, the “Dolan Family Group”), by virtue of their ownership of all of the Company’s Class B Common Stock, are able collectively to control decisions on matters in which holders of our Class A Common Stock and Class B Common Stock vote together as a single class (including, but not limited to, a change-in-control), and to elect up to 75% of the Company’s Board of Directors. Certain Dolan family trusts (the “Excluded Trusts”) collectively own the majority of the outstanding shares of the Company’s Class B Common Stock. Shares of Class B Common Stock owned by the Excluded Trusts will, on all matters, be voted on in accordance with the determination of the Excluded Trusts holding a majority of the shares of Class B Common Stock held by all Excluded Trusts, except in the case of a vote on a going-private transaction or a change-in-control transaction, in which case a vote of trusts holding two-thirds of the shares of Class B Common Stock owned by the Excluded Trusts is required.
Members of the Dolan Family Group (other than the Excluded Trusts) are parties to a Stockholders Agreement (the “Stockholders Agreement”), which has the effect of causing the voting power of holders of our Class B Common Stock (other than the Excluded Trusts) to be cast as a block with respect to all matters to be voted on by holders of our Class B Common Stock. Under the Stockholders Agreement, the shares of Class B Common Stock owned by members of the Dolan Family Group (other than the Excluded Trusts) are to be voted on all matters in accordance with the determination of the Dolan Family Committee. The Dolan Family Committee generally acts by majority vote, except that approval of a going-private transaction must be approved by a two-thirds vote and approval of a change-in-control transaction must be approved by not less than all but one vote. The voting members of the Dolan Family Committee are James L. Dolan, Thomas C. Dolan, Kathleen M. Dolan, Deborah A. Dolan-Sweeney and Marianne Dolan Weber, with each member having one vote, other than James L. Dolan, who has two votes. Because James L. Dolan has two votes, he has the ability to block Dolan Family Committee approval of any Company change-in-control transaction.
Advance Notification of Stockholder Nominations and Proposals
Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board of Directors. In particular, stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our bylaws. To be timely, the notice must be received by our corporate secretary not less than 60 or more than 90 days prior to the date of the stockholders’ meeting, provided that if the date of the meeting is publicly announced or disclosed less than 70 days prior to the date of the meeting, the notice must be given not more than ten days after such date is first announced or disclosed.
No Stockholder Action by Written Consent
Our articles of incorporation provide that, except as otherwise provided as to any series of preferred stock in the terms of that series, no action of stockholders required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting of stockholders, without prior notice and without a vote, and the power of the stockholders to consent in writing to the taking of any action without a meeting is specifically denied.
Conversions
Holders of Class A Common Stock have no conversion rights. The Class B Common Stock is convertible into Class A Common Stock in whole or in part at any time and from time to time on the basis of one share of Class A Common Stock for each share of Class B Common Stock. In the case of any sale or disposition of Class B Common Stock by a Dolan children trust, or of any children trust shares by any other Dolan family member or interest to which such shares have been transferred, such stock must be converted to Class A Common Stock on a one-for-one basis. This conversion requirement will not apply to sales or dispositions of Class B Common Stock to certain Dolan family members and interests. Any conversion of Class B Common Stock into Class A Common Stock would result in the issuance of additional shares of Class A Common Stock. As a result of any such conversion, existing holders of Class A Common Stock would own the same percentage of the outstanding Common

Stock but a smaller percentage of the total number of shares of issued and outstanding Class A Common Stock. Additionally, the conversion of shares of Class B Common Stock, which are entitled to ten votes per share, into shares of Class A Common Stock, which are entitled to one vote per share, would increase the voting power of the holders of Class A Common Stock with respect to all actions that are voted on by holders of Class A Common Stock and Class B Common Stock as a single class; however, the holders of Class B Common Stock, voting as a separate class, would continue to have the right to elect up to 75% of the Board of Directors unless and until the Class B Common Stock represented less than 12 ½% of the outstanding Common Stock and, when both classes vote together as one class, would continue to represent a majority of the outstanding voting power of our Common Stock unless and until the Class B Common Stock represent less than approximately 9.1% of our outstanding Common Stock.
Dividends and Other Distributions
Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends and other distributions equally on a per share basis if and when such dividends and other distributions are declared by the Board of Directors from funds legally available therefor. No dividend or other distribution may be declared or paid in cash or property or shares of either Class A Common Stock or Class B Common Stock unless the same dividend or other distribution is paid simultaneously on each share of the other class of Common Stock. In the case of any stock dividend or other distribution, holders of Class A Common Stock are entitled to receive the same dividend or other distribution on a percentage basis (payable in shares of or securities convertible to shares of Class A Common Stock and other securities of us or any other person) as holders of Class B Common Stock receive (payable in shares of or securities convertible into shares of Class A Common Stock, shares of or securities convertible into shares of Class B Common Stock and other securities of us or any other person). The distribution of shares or other securities of the Company or any other person to holders of our Common Stock is permitted to differ to the extent that the Common Stock differs as to voting rights and rights in connection with certain dividends or other distributions.
Liquidation
Holders of Class A Common Stock and Class B Common Stock will share with each other on a ratable basis as a single class in the net assets available for distribution in respect of Class A Common Stock and Class B Common Stock in the event of a liquidation.
Other Terms
Neither the Class A Common Stock nor the Class B Common Stock may be subdivided, consolidated, reclassified or otherwise changed, except as expressly provided in our articles of incorporation, unless the other class of Common Stock is subdivided, consolidated, reclassified or otherwise changed at the same time, in the same proportion and in the same manner.
In any merger, consolidation or business combination the consideration to be received per share by holders of either Class A Common Stock or Class B Common Stock must be identical to that received by holders of the other class of Common Stock, except that in any such transaction in which shares of capital stock are distributed, such shares may differ as to voting rights only to the extent that voting rights now differ between Class A Common Stock and Class B Common Stock.
Transfer Agent and Registrar
The transfer agent and registrar for the Class A Common Stock is EQ Shareowner Services.
Transfer Restrictions
The Company is the indirect owner of professional sports franchises in the NBA and NHL. As a result, ownership and transfers of our Common Stock are subject to certain restrictions under the constituent documents of the NBA and NHL as well as under the Company’s agreements with the NBA and NHL.

Under the NBA arrangement, transfers and ownership of 5% or more of our Common Stock require the prior approval of the NBA. So long as the Company is controlled by the Dolan family, “Institutional Investors” are permitted to acquire and own up to 15% of our Class A Common Stock without obtaining prior approval of the NBA. For this purpose, an “Institutional Investor” is a person (i) whose total assets owned and under management exceeds $500 million ($100 million in the case of a registered investment company) and (ii) who fits within one or more of the following categories (defined with reference to clauses (A)-(F) and (J) of Rule l 3d-l (b)(1) (ii) under the Exchange Act):
•A broker or dealer registered under Section 15 of the Exchange Act;
•A bank as defined in Section 3(a)(6) of the Exchange Act;
•An insurance company as defined in Section 3(a)(19) of the Exchange Act;
•An investment company registered under Section 8 of the Investment Company Act of 1940;
•Any person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 or under the laws of any state;
•An employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended 29 U.S.C. 1001 et seq. (“ERISA”) that is subject to the provisions of ERISA, or any such plan that is not subject to ERISA that is maintained primarily for the benefit of the employees of a state or local government or instrumentality, or an endowment fund; and
•A non-U.S. institution that is the functional equivalent of any of the institutions listed above, so long as the non-U.S. institution is subject to a regulatory scheme that is (A) substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution and (B) imposed under the laws of Switzerland, Canada, Australia, Japan, China or any country in Europe that is part of the “G-20” group of nations.
In addition, an “Affiliate” of an Institutional Investor is also deemed to be an Institutional Investor; provided, that no such Affiliate that is not an Institutional Investor in its own right can own more than 5% of our outstanding Common Stock and no Institutional Investor, together with its Affiliates, can own more than 15% of our outstanding Class A Common Stock. For purposes of these transfer restrictions, an “Affiliate” means a person that controls, is controlled by or is under common control with the institution/investor.
Transfers of our Class B Common Stock are also subject to restrictions under the NBA rules, subject to certain exceptions involving transfers of such shares among Dolan family interests. Prior to any transaction that results in the Dolan family no longer controlling the Company, we will likely need to negotiate a new agreement with the NBA.
Under the NHL arrangements, transfers and ownership of our Class A Common Stock are subject to NHL approval only if they constitute a “controlling interest” in the New York Rangers. The NHL has agreed that so long as the Dolan family has the right to elect a majority of our Board of Directors, there are no restrictions on transactions in, or ownership of, our Class A Common Stock. Transfers of our Class B Common Stock are subject to restrictions under the NHL arrangements, subject to certain exceptions involving transfers of such shares among Dolan family interests. Prior to any transaction that results in the Dolan family no longer controlling the Company, we will likely need to negotiate a new consent agreement with the NHL.
In order to protect the Company and its NBA and NHL franchises from sanctions that might be imposed by the NBA or NHL as a result of violations of these restrictions, our articles of incorporation provide that if at any time the Company owns, directly or indirectly, an interest in a professional sports franchise, the ownership and transfer of shares of our Common Stock are subject to any applicable restrictions on transfer imposed by the league or other governing body with respect to such franchise (a “League”), which restrictions are described in our filings (including exhibits) with the Securities and Exchange Commission. If a transfer of shares of our Common Stock (including any pledge or creation of a security interest therein) to a person or the ownership of shares of our Common Stock by a person requires approval or other action by a League and such approval or other action has not been obtained or taken as required, the Company will have the right by written notice to the holder to require the holder to dispose of the shares of Common Stock which triggered the need for such approval (the “excess shares”)

within 10 days of delivery of such notice (a “required divestiture”). If a holder has failed to provide documentation satisfactory to the Company of the holder’s compliance with a required divestiture by the fifth business day following the end of the 10 day period, then, in addition to any other remedies the Company may have for such failure to comply with a required divestiture, the Company will have the right, in its sole discretion, to redeem from such holder the excess shares (“mandatory redemption”) by providing written notice of such required divestiture to the holder (a “redemption notice”) and mailing a check payable to the holder in an amount equal to 85% of the fair market value of the excess shares on the date of the notice. For the purposes of establishing the fair market value of the excess shares, the fair market value of a share of our Common Stock are equal to the average of the closing sale price (or if no closing sale price is reported, the last reported sale price) of our Class A Common Stock on NYSE (or if the Class A Common Stock is not traded on NYSE on any date of determination, the principal securities exchange on which such stock is listed or quoted) over the 10 trading day period ending on the second trading day preceding the redemption notice, or such other amount as determined in good faith by the Company’s Board of Directors. A mandatory redemption will require no action by the holder of the redeemed shares and the shares will be deemed cancelled upon our delivery of payment therefore. The certificates representing our Common Stock contain a legend with respect to the foregoing provision in our articles of incorporation.
Preferred Stock
Under our articles of incorporation, our Board of Directors is authorized, without further stockholder action, to provide for the issuance of up to 15,000,000 shares of preferred stock in one or more series. The powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, including dividend or other distribution rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of the preferred stock of each series will be fixed or designated by the Board of Directors pursuant to a certificate of designation filed with the Nevada Secretary of State. There are no shares of our preferred stock currently outstanding. Any issuance of preferred stock may adversely affect the rights of holders of our Common Stock and may render more difficult certain unsolicited or hostile attempts to take over the Company.
Business Combination Statutes
Pursuant to Nevada’s “business combination” statutes (NRS 78.411 through 78.444), a Nevada corporation with 200 or more stockholders of record may not engage in business combinations with interested stockholders for up to four years, unless certain conditions are met. NRS 78.423 provides that an “interested stockholder” means a beneficial owner of 10% or more of the voting power. NRS 78.411 through 78.444 imposes an initial two-year moratorium that can be lifted only by (i) advance approval of the combination, or the transaction by which such person first becomes an interested stockholder, by the corporation’s board of directors, (ii) approval for the combination by the board of directors and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates, or (iii) the combination meets specified fair value requirements. After the two-year moratorium period, a business combination remains prohibited unless (i) the combination or the transaction by which the person first became an interested stockholder is approved in advance by the board of directors as previously described, (ii) the combination is approved by a majority of the outstanding voting power not beneficially owned by the interested stockholder and its affiliates and associates or (iii) the combination meets specified fair value requirements.
While companies are entitled to opt out of these business combination statutes in the original articles of incorporation, we have not done so. However, our Board of Directors exercised its right under NRS 78.411 through 78.444 to approve the acquisition of shares of the capital stock of the Company by members of the Dolan Family Group in connection with the Company’s conversion to a Nevada corporation, which has the effect of making NRS 78.411 through 78.444 inapplicable to transactions between the Company and current and future members of the Dolan Family Group.
Inapplicability of Controlling Interest Statutes
Pursuant to Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793), any person who acquires a “controlling interest” in a corporation may not exercise voting rights on any control shares unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. The provisions of NRS 78.378 through 78.3793, or any successor statutes, relating to acquisitions of controlling interests in the Company do not apply to the Company or to any acquisition of any shares of the Company’s capital stock.